SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PRESIDENTIAL LIFE CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

740884104
(CUSIP Number)

Herbert Kurz
511 Gair Street
Piermont, NY 10968
(845) 398-0827

with a copy to:

Daniel E. Stoller, Esq.
Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, NY 10036
(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herbert Kurz
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,432,284*
	8.	Shared Voting Power See Item 5
	9.	Sole Dispositive Power 2,432,284*
	10.	Shared Dispositive Power See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,432,284*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]*
13.	Percent of Class Represented by Amount in Row (11) 8.2%*
14.	Type of Reporting Person (See Instructions) IN

________________________
*           Does not include 6,164,981 shares owned by the Kurz Family Foundation, Ltd.  See Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edythe Kurz
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 112,977
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 112,977
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 112,977
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]*
13.		Percent of Class Represented by Amount in Row (11) 0.4%
14.		Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 17, 2009 (the “Original Filing”) by the Reporting Persons relating to the common stock, par value $0.01 per share, of Presidential Life Corporation, a Delaware corporation (the “Company”).  Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The aggregate purchase price for the Shares purchased by Mr. Kurz since February 17, 2009, the date of the Original Filing, was $644,942.00 (exclusive of brokerage commissions and fees).  The purchases were made on the open market using personal funds.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As previously disclosed in this Item 4, Mr. Kurz has been dissatisfied with certain actions and decisions of the Company’s Board of Directors, and considered the possibility of nominating candidates for election to the Board at the Company’s 2009 annual meeting of shareholders.  Also, as previously disclosed in this Item 4, Mr. Kurz determined not to propose nominees for election to the Company’s Board at such annual meeting.

On May 12, 2009, pursuant to his prior agreement with the Company, Mr. Kurz stepped down as President of the Company and as CEO of the Insurance Company.  He continues to serve as Chairman of the Board of both the Company and the Insurance Company.

In recent months, Mr. Kurz has become increasingly concerned with certain actions and decisions of the Board and senior management, and the stagnating market value of the Company’s stock.  Mr. Kurz currently believes that in order to protect and enhance the value of his investment in the Company, it is necessary to take action to reconstitute the Board of Directors.  Accordingly, it is Mr. Kurz’ current intention to commence a consent solicitation for the purposes of removing from office, without cause, all or a majority of the current directors (other than Mr. Kurz) and electing in their place a slate of nominees to be proposed by Mr. Kurz.  In this connection, Mr. Kurz is engaging in discussions with potential director nominees and with counsel, and recently has engaged a proxy solicitation firm with respect to a solicitation of consents from the Company’s shareholders for the foregoing purposes.

Item 5.  Interest in Securities of the Issuer.

The first three paragraphs of Item 5 are hereby restated in their entirety as follows:

As of the date hereof, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to beneficially own), directly or indirectly, an aggregate of 2,545,261 shares of Common Stock, representing approximately 8.6% of the shares of Common Stock outstanding on August 6, 2009.  (For the purposes of this Item 5, percentages are based on 29,574,697 shares of Common

Stock outstanding as of such date, as set forth in the Company’s Form 10-Q for the quarterly period ended June 30, 2009 filed with the Securities and Exchange Commission on August 7, 2009).  Mr. Kurz has sole voting and dispositive power over 2,432,284 shares of Common Stock (or 8.2%) and Mrs. Kurz has sole voting and dispositive power over 112,977 shares of Common Stock (or 0.4%).

As of the date hereof, (i) Ms. Ellen Kurz, the adult daughter of Mr. Kurz and Mrs. Kurz, currently beneficially owns 514,771 shares of Common Stock (or 1.7%) and (ii) Mr. Leonard Kurz, the adult son of Mr. Kurz and Mrs. Kurz, currently beneficially owns 549,295 shares of Common Stock (or 1.9%).  Neither Mr. Kurz nor Mrs. Kurz has any voting or dispositive power with respect to the shares of Common Stock beneficially owned by their adult children, and each of Mr. Kurz and Mrs. Kurz disclaims beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of such shares.

On October 28, 2008, Mr. Kurz gifted 5,364,371 shares of Common Stock that he directly owned to the Foundation.  As a result, as of the date hereof, the Foundation currently beneficially owns (or is deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to beneficially own) 6,164,981 shares of Common Stock, representing 20.8% of the shares of Common Stock outstanding on August 6, 2009.  As a director of the Foundation, Mr. Kurz may be deemed to be the beneficial owner (solely for purposes of Rule 13d-3 under the Exchange Act) of the shares of Common Stock beneficially owned by the Foundation.  If the 6,164,981 shares of Common Stock beneficially owned by the Foundation are taken into account, Mr. Kurz would be deemed (solely for purposes of Rule 13d-3 under the Exchange Act) to beneficially own 8,597,265 shares of Common Stock, representing 29.1% of the shares of Common Stock outstanding on August 6, 2009.  Information concerning the shares of Common Stock beneficially owned by the Foundation is set forth in a Schedule 13D filed by the Foundation on February 17, 2009, as amended by an amendment to the Schedule 13D filed by the Foundation on March 20, 2009.

The following table sets forth the transactions in the Common Stock since February 17, 2009 effected by Mr. Kurz:

Date of Transaction	Nature of Transaction	Price per Share	Number of Shares of the Company’s Common Stock
March 12, 2009	Purchase	$6.47	4,300
March 12, 2009	Purchase	$6.86	4,000
March 12, 2009	Purchase	$6.57	3,000
March 12, 2009	Purchase	$6.77	1,600
March 12, 2009	Purchase	$6.55	1,400
March 13, 2009	Disposal (Gift)	$6.97	100
March 16, 2009	Purchase	$6.75	3,031
March 16, 2009	Purchase	$7.05	5,000
March 18, 2009	Purchase	$7.55	5,000
March 18, 2009	Purchase	$7.50	5,000
March 19, 2009	Purchase	$7.70	5,000
March 19, 2009	Purchase	$7.50	5,000
March 20, 2009	Purchase	$7.60	5,000
March 20, 2009	Purchase	$7.45	5,000
March 24, 2009	Purchase	$8.00	5,000
March 25, 2009	Purchase	$7.97	5,000

September 8, 2009	Purchase	$8.97	5,000
September 8, 2009	Purchase	$8.98	5,000
September 10, 2009	Purchase	$8.99	5,000
September 11, 2009	Purchase	$9.25	347
September 21, 2009	Purchase	$10.00	5,000

Item 7.                       Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated as of October 2, 2009, by and between Herbert Kurz and Edythe Kurz

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: October 2, 2009

/s/ Herbert Kurz
Herbert Kurz

/s/ Edythe Kurz
Edythe Kurz